FOR IMMEDIATE ISSUE

FOR:	MDC Partners Inc.	CONTACT:	Michaela Pewarski
	One World Trade Center, Floor 65		MDC Partners
	New York, NY 10007		(646) 429-1812
mpewarski@MDC-Partners.com

MDC PARTNERS INC. REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2021

MDC Reports Highest Net Income in Nearly Three Years and
Highest First Quarter Adjusted EBITDA in Company History

FIRST QUARTER HIGHLIGHTS:
•GAAP revenue of $307.6 million in the first quarter versus $327.7 million in the prior year period, a decline of 6.2%.
•Organic revenue declined 6.9% in the first quarter, continuing to narrow the year-over-year revenue decline amidst the pandemic recovery.
•Net revenue of $270.7 million in the first quarter vs. $274.4 million in the prior period, a decline of 1.4%.
•Organic net revenue declined 2.1% in the first quarter.
•Net income attributable to MDC Partners Inc. common shareholders was $0.9 million in the first quarter of 2021 versus net loss of $2.4 million in the prior year period, MDC’s highest net income reported in 11 quarters.
•Adjusted EBITDA for the three months ended March 31, 2021 was $51.9 million versus $39.6 million a year ago, an increase of 31.3% and the highest first quarter Adjusted EBITDA result in company history, driven by cost actions taken during 2019 and 2020.
•Adjusted EBITDA Margin of 16.9%, compared to 12.1% in the prior year period.
•Covenant EBITDA (LTM) of $200.7 million, up from $190.1 million in the fourth quarter of 2020 and consistent with the first quarter of 2020.
•Net New Business wins totaled $10.2 million in the first quarter against $8.4 million a year ago and totaled $92.1 million over the last twelve months.

New York, NY, May 5, 2021 (NASDAQ: MDCA) – MDC Partners Inc. (“MDC Partners” or the “Company”) today announced financial results for the three months ended March 31, 2021.

"MDC delivered its highest net income in nearly three years and $52 million of Adjusted EBITDA in the first quarter, up 31% from prior year and the strongest first quarter Adjusted EBITDA result in the company’s history,” said Mark Penn, Chairman and Chief Executive Officer of MDC Partners. “We continue to see a rebound from pandemic revenue lows, with year-over-year revenue growth in the Healthcare, Consumer Products and Financial client sectors. We are encouraged by the strong start to the year and maintain our outlook of 7 to 9% organic revenue growth for the year with Adjusted EBITDA of $190 million to $200 million. This momentum sets us up well for the next major step in our strategic transformation, the proposed combination of MDC and Stagwell, which we believe promises to disrupt the industry and provide value for all our stakeholders.”

Frank Lanuto, Chief Financial Officer, added, “As our revenue rebounds from pandemic declines, we again delivered expanded Adjusted EBITDA margins to 16.9%, up 480 basis points from a year ago. We continued to lower our leverage, down to 4.1x, and generated $47 million in cash flow from operations in the quarter, ending with net cash of $93 million."

First Quarter 2021 Financial Results
Revenue for the first quarter of 2021 was $307.6 million versus $327.7 million for the first quarter 2020, a decline of 6.2%. The effect on revenue of foreign exchange was positive 1.4%, the impact of non-GAAP acquisitions (dispositions), net was negative 0.6%, and organic revenue decline was 6.9%, inclusive of $16.9 million or 481 basis points from lower billable costs. Organic revenue declined primarily due to reduced spending by clients in connection with COVID-19.

Revenue in the first quarter of 2021 decreased 6.3% sequentially from the fourth quarter of 2020, less than the typical seasonal decline as revenue continues to rebound from COVID-19 declines. Net New Business wins in the first quarter of 2021 totaled $10.2 million.

Net income attributable to MDC Partners Inc. common shareholders for the first quarter of 2021 was $0.9 million versus net loss of $2.4 million for the first quarter 2020. The increase was primarily due to lower revenues, more than offset by a reduction in expenses, as well as the favorable impact of foreign exchange. Diluted income per share attributable to MDC Partners common shareholders for the first quarter of 2021 was $0.01 versus diluted loss per share of $0.03 for the first quarter 2020.
Adjusted EBITDA for the first quarter of 2021 was $51.9 million versus $39.6 million for the first quarter 2020, an increase of 31.3%, primarily due to lower revenues, more than offset by a reduction in expenses to combat the impact of COVID-19 on the business. This led to a 480 basis point increase in Adjusted EBITDA margin in the first quarter of 2021 to 16.9% from 12.1% in the first quarter 2020.
Covenant EBITDA for the last twelve months (LTM) was $200.7 million as of March 31, 2021, up from $190.1 million in the fourth quarter of 2020 and flat versus the first quarter of 2020.

Financial Outlook
2021 financial guidance is as follows:

2021 Outlook Commentary *

Organic Revenue Growth	We expect approximately 7 to 9% growth in organic revenue.

Foreign Exchange Impact, net	No estimated impact at this time.

Impact of Non-GAAP Acquisitions (Dispositions), net	Our current expectations are that the impact of acquisitions, net of disposition activity, will have no material impact on revenue.

Adjusted EBITDA	The Company expects to complete fiscal year 2021 with approximately $190 million to $200 million of Adjusted EBITDA, approximately 7 to 13% above prior year.

* The Company has excluded a quantitative reconciliation with respect to the Company’s 2021 guidance under the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K See "Non-GAAP Financial Measures" below for additional information.
Conference Call
Management will host a conference call on Wednesday, May 5, 2021, at 8:30 a.m. (ET) to discuss its results. The conference call will be accessible by dialing 1-412-902-4266 or toll free 1-888-346-6216. An investor presentation has been posted on our website at www.mdc-partners.com and may be referred to during the conference call.

A recording of the conference call will be accessible one hour after the end of the conference call until 12:00 a.m. (ET), May 12, 2021, by dialing 1-412-317-0088 or toll free 1-877-344-7529 (passcode 10154411), or by visiting our website at www.mdc-partners.com.
About MDC Partners Inc.
MDC Partners is one of the most influential marketing and communications networks in the world. As "The Place Where Great Talent Lives," MDC Partners is celebrated for its innovative advertising, public relations, branding, digital, social and event marketing agency partners, which are responsible for some of the most memorable and effective campaigns for the world's most respected brands. By leveraging technology, data analytics, insights and strategic consulting solutions, MDC Partners drives creative excellence, business growth and measurable return on marketing investment for over 1,700 clients worldwide. For more information about MDC Partners and its partner firms, visit our website at www.mdc-partners.com and follow us on Twitter at http://www.twitter.com/mdcpartners.
Non-GAAP Financial Measures
In addition to its reported results, MDC Partners has included in this earnings release certain financial results that the Securities and Exchange Commission (SEC) defines as "non-GAAP Financial Measures." Management believes that such non-GAAP financial measures, when read in conjunction with the Company's reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the Company's results. Such non-GAAP financial measures include the following:
(1) Organic Revenue: “Organic revenue growth” and “organic revenue decline” refer to the positive or negative results, respectively, of subtracting both the foreign exchange and acquisition (disposition) components from total revenue growth. The acquisition (disposition) component is calculated by aggregating prior period revenue for any acquired businesses, less the prior period revenue of any businesses that were disposed of during the current period. The organic revenue growth (decline) component reflects the constant currency impact of (a) the change in revenue of the partner firms that the Company has held throughout each of the comparable periods presented, and (b) “non-GAAP acquisitions (dispositions), net”. Non-GAAP acquisitions (dispositions), net consists of (i) for acquisitions during the current year, the revenue effect from such acquisition as if the acquisition had been owned during the equivalent period in the prior year and (ii) for acquisitions during the previous year, the revenue effect from such acquisitions as if they had been owned during that entire year (or same period as the current reportable period), taking into account their respective pre-acquisition revenues for the applicable periods, and (iii) for dispositions, the revenue effect from such disposition as if they had been disposed of during the equivalent period in the prior year.
(2) Net New Business: Estimate of annualized revenue for new wins less annualized revenue for losses incurred in the period.
(3) Adjusted EBITDA: Adjusted EBITDA is a non-GAAP financial measure that represents Net income (loss) attributable to MDC Partners Inc. common shareholders plus or minus non-operating items to operating income (loss) plus depreciation and amortization, stock-based compensation, deferred acquisition consideration adjustments, distributions from non-consolidated affiliates, and other items, net which includes items such as merger related costs, severance and other restructuring expenses, including costs for leases that will either be terminated or sublet in connection with the centralization of our New York real estate portfolio.
(4) Covenant EBITDA: Covenant EBITDA is a measure that includes pro forma adjustments for acquisitions, one-time charges, permitted dispositions and other items, as defined in the Company's Credit Agreement. We believe that the presentation of Covenant EBITDA is useful to investors as it eliminates the effect of certain non-cash and other items not necessarily indicative of a company’s underlying operating performance. In addition, the presentation of Covenant EBITDA provides additional information to investors about the calculation of, and compliance with, certain financial covenants in the Company's Credit Agreement.
Included in this earnings release are tables reconciling MDC Partners’ reported results to arrive at certain of these non-GAAP financial measures.

This press release contains forward-looking statements. Statements in this press release that are not historical facts, including without limitation the information under the heading "Financial Outlook" and statements about the Company’s beliefs and expectations, earnings (loss) guidance, recent business and economic trends, potential acquisitions, and estimates of amounts for redeemable noncontrolling interests and deferred acquisition consideration, constitute forward-looking statements. Words such as “estimates”, “expects”, “contemplates”, “will”, “anticipates”, “projects”, “plans”, “intends”, “believes”, “forecasts”, “may”, “should”, and variations of such words or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and are subject to change based on a number of factors, including those outlined in this section. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events, if any.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such risk factors include, but are not limited to, the following:
•risks associated with international, national and regional unfavorable economic conditions that could affect the Company or its clients, including as a result of the novel coronavirus pandemic (“COVID-19”);
•the effects of the outbreak of COVID-19, including the measures to reduce its spread, and the impact on the economy and demand for our services, which may precipitate or exacerbate other risks and uncertainties;
•an inability to realize expected benefits of the proposed redomiciliation of the Company from the federal jurisdiction of Canada to the State of Delaware (the “Redomiciliation”) and the subsequent combination of the Company’s business with the business of the subsidiaries of Stagwell Media LP (“Stagwell”) that own and operate a portfolio of marketing services companies (the “Business Combination” and, together with the Redomiciliation, the “Proposed Transactions”) or the occurrence of difficulties in connection with the Proposed Transaction;
•adverse tax consequences in connection with the Proposed Transactions for the Company, its operations and its shareholders, that may differ from the expectations of the Company, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on the Company’s determination of value and computations of its tax attributes may result in increased tax costs;
•the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Proposed Transactions;
•the impact of uncertainty associated with the Proposed Transactions on the Company’s businesses;
•direct or indirect costs associated with the Proposed Transactions, which could be greater than expected;
•the risk that a condition to completion of the Proposed Transactions may not be satisfied and the Proposed Transactions may not be completed;
•the risk of parties challenging the Proposed Transactions or the impact of the Proposed Transactions on the Company’s debt arrangements;
•the Company’s ability to attract new clients and retain existing clients;
•reduction in client spending and changes in client advertising, marketing and corporate communications requirements;
•financial failure of the Company’s clients;
•the Company’s ability to retain and attract key employees;
•the Company’s ability to achieve the full amount of its stated cost saving initiatives;
•the Company’s implementation of strategic initiatives;
•the Company’s ability to remain in compliance with its debt agreements and the Company’s ability to finance its contingent payment obligations when due and payable, including but not limited to those relating to redeemable noncontrolling interests and deferred acquisition consideration;

•the successful completion and integration of acquisitions which complement and expand the Company’s business capabilities; and
•foreign currency fluctuations.
Investors should carefully consider these risk factors, other risk factors described herein, and the additional risk factors outlined in more detail in the Company’s 2020 Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2021 and accessible on the SEC’s website at www.sec.gov., under the caption “Risk Factors,” and in the Company’s other SEC filings.

SCHEDULE 1
MDC PARTNERS INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in 000s, Except per Share Amounts)

	Three Months Ended March 31,
	2021	2020
Revenue:
Services	$307,585	$327,742
Operating Expenses
Cost of services sold	186,921	222,694
Office and general expenses	83,946	66,354
Depreciation and amortization	8,176	9,206
Impairment and other losses	875	161
	279,918	298,415
Operating income	27,667	29,327
Other Income (expenses):
Interest expense and finance charges, net	(19,065)	(15,611)
Foreign exchange gain (loss)	2,080	(14,757)
Other, net	614	16,334
	(16,371)	(14,034)
Income before income taxes and equity in earnings of non-consolidated affiliates	11,296	15,293
Income tax expense	1,302	13,500
Income before equity in earnings of non-consolidated affiliates	9,994	1,793
Equity in losses of non-consolidated affiliates	(493)	—
Net income	9,501	1,793
Net income attributable to the noncontrolling interest	(4,491)	(791)
Net income attributable to MDC Partners Inc.	5,010	1,002
Accretion on and net income allocated to convertible preference shares	(4,089)	(3,440)
Net income (loss) attributable to MDC Partners Inc. common shareholders	$921	$(2,438)
Income (loss) Per Common Share:
Basic
Net income (loss) attributable to MDC Partners Inc. common shareholders	$0.01	$(0.03)
Diluted
Net income (loss) attributable to MDC Partners Inc common shareholders	$0.01	$(0.03)
Weighted Average Number of Common Shares Outstanding:
Basic	73,392,824	72,397,661
Diluted	75,439,066	72,397,661

SCHEDULE 2
MDC PARTNERS INC.
UNAUDITED REVENUE RECONCILIATION
(US$ in 000s, except percentages)

	Three Months Ended
	Revenue $	% Change
March 31, 2020	$327,742
Organic revenue (1)	(22,615)	(6.9)%
Non-GAAP acquisitions (dispositions), net	(2,101)	(0.6)%
Foreign exchange impact	4,559	1.4%
Total change	(20,157)	(6.2)%
March 31, 2021	$307,585

(1) Organic revenue refers to the positive results of subtracting both the foreign exchange and acquisition (disposition) components from total revenue growth. The acquisition (disposition) component is calculated by aggregating prior period revenue for any acquired businesses, less the prior period revenue of any businesses that were disposed of during the current period. The organic revenue component reflects the constant currency impact of (a) the change in revenue of the partner firms which the Company has held throughout each of the comparable periods presented, and (b) “non-GAAP acquisitions (dispositions), net”. Non-GAAP acquisitions (dispositions), net consists of (i) for acquisitions during the current year, the revenue effect from such acquisition as if the acquisition had been owned during the equivalent period in the prior year and (ii) for acquisitions during the previous year, the revenue effect from such acquisitions as if they had been owned during that entire year (or same period as the current reportable period), taking into account their respective pre-acquisition revenues for the applicable periods, and (iii) for dispositions, the revenue effect from such disposition as if they had been disposed of during the equivalent period in the prior year. See "Non-GAAP Financial Measures" herein.

Note: Actuals may not foot due to rounding.

SCHEDULE 3
MDC PARTNERS INC.
UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA
(US$ in 000s, except percentages)

For the Three Months Ended March 31, 2021

	Integrated Networks - Group A	Integrated Networks - Group B	Media & Data Network	All Other	Corporate	Total
Revenue:	$102,386	$111,151	$36,783	$57,265	$—	$307,585

Net income attributable to MDC Partners Inc. common shareholders						$921
Adjustments to reconcile to operating income (loss):
Accretion on and net income allocated to convertible preference shares						4,089
Net income attributable to the noncontrolling interest						4,491
Equity in losses of non-consolidated affiliates						493
Income tax expense						1,302
Interest expense and finance charges, net						19,065
Foreign exchange gain						(2,080)
Other, net						(614)
Operating income (loss)	$11,450	$19,910	$3,392	$4,657	$(11,742)	$27,667
Operating margin	11.2%	17.9%	9.2%	8.1%		9.0%

Adjustments:
Depreciation and amortization	$1,294	$3,657	$472	$1,537	$1,216	$8,176
Impairment and other losses	—	875	—	—	—	875
Stock-based compensation	(3,628)	953	21	61	630	(1,963)
Deferred acquisition consideration	11,824	128	—	(267)	—	11,685
Distributions from non-consolidated affiliates (1)	—	—	—	—	9	9
Other items, net (2)	1,522	346	1,196	54	2,367	5,485
Adjusted EBITDA (3)	$22,462	$25,869	$5,081	$6,042	$(7,520)	$51,934
Adjusted EBITDA margin	21.9%	23.3%	13.8%	10.6%		16.9%

(1) Distributions from non-consolidated affiliates includes (i) cash received for profit distributions from non-consolidated affiliates, and (ii) consideration from the sale of ownership interests in non-consolidated affiliates less contributions to date plus undistributed earnings (losses).

(2) Other items, net includes items such as merger related costs, severance and other restructuring expenses. See Schedule 10 for a reconciliation of amounts.

(3) Adjusted EBITDA is a non-GAAP financial measure, and as shown above it represents operating income (loss) plus depreciation and amortization, stock-based compensation, deferred acquisition consideration adjustments, distributions from non-consolidated affiliates, impairment and other items. See "Non-GAAP Financial Measures" herein.

Note: Actuals may not foot due to rounding.

SCHEDULE 4
MDC PARTNERS INC.
UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA
(US$ in 000s, except percentages)

For the Three Months Ended March 31, 2020

	Integrated Networks - Group A	Integrated Networks - Group B	Media & Data Network	All Other	Corporate	Total
Revenue:	$90,621	$117,707	$41,058	$78,356	$—	$327,742

Net loss attributable to MDC Partners Inc. common shareholders						$(2,438)
Adjustments to reconcile to operating income (loss):
Accretion on and net income allocated to convertible preference shares						3,440
Net income attributable to the noncontrolling interest						791
Income tax expense						13,500
Interest expense and finance charges, net						15,611
Foreign exchange loss						14,757
Other, net						(16,334)
Operating income (loss)	$12,030	$17,161	$617	$7,857	$(8,338)	$29,327
Operating margin	13.3%	14.6%	1.5%	10.0%		8.9%

Adjustments:
Depreciation and amortization	$1,741	$4,526	$808	$1,899	$232	$9,206
Impairment and other losses	—	161	—	—	—	161
Stock-based compensation	1,961	900	(13)	80	142	3,070
Deferred acquisition consideration	569	(5,612)	375	68	—	(4,600)
Distributions from non-consolidated affiliates (1)	—	—	—	—	(14)	(14)
Other items, net (2)	—	—	—	—	2,416	2,416
Adjusted EBITDA (3)	$16,301	$17,136	$1,787	$9,904	$(5,562)	$39,566
Adjusted EBITDA margin	18.0%	14.6%	4.4%	12.6%		12.1%

(1) Distributions from non-consolidated affiliates includes (i) cash received for profit distributions from non-consolidated affiliates, and (ii) consideration from the sale of ownership interests in non-consolidated affiliates less contributions to date plus undistributed earnings (losses).

(2) Other items, net includes items such as merger related costs, severance and other restructuring expenses. See Schedule 10 for a reconciliation of amounts.

(3) Adjusted EBITDA is a non-GAAP financial measure, and as shown above it represents operating income (loss) plus depreciation and amortization, stock-based compensation, deferred acquisition consideration adjustments, distributions from non-consolidated affiliates, impairment and other items. See "Non-GAAP Financial Measures" herein.

Note: Actuals may not foot due to rounding.

SCHEDULE 5
MDC PARTNERS INC.
UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO COVENANT EBITDA
(US$ in 000s)

	2020				2021	Covenant EBITDA (LTM) (1)
	Q1	Q2	Q3	Q4	Q1	Q4-2020- LTM	Q1-2021 - LTM
Net income (loss) attributable to MDC Partners Inc. common shareholders	$(2,438)	$(4,102)	$360	$(237,108)	$921	$(243,288)	$(239,929)
Adjustments to reconcile to operating income (loss):
Accretion on and net income allocated to convertible preference shares	3,440	3,509	3,716	3,651	4,089	14,316	14,965
Net income attributable to the noncontrolling interest	791	3,101	10,728	7,154	4,491	21,774	25,474
Equity in losses of non-consolidated affiliates	—	798	31	1,411	493	2,240	2,733
Income tax expense (benefit)	13,500	(7,923)	1,452	109,526	1,302	116,555	104,357
Interest expense and finance charges, net	15,611	15,941	15,266	15,344	19,065	62,162	65,616
Foreign exchange loss (gain)	14,757	(5,342)	(2,159)	(6,274)	(2,080)	982	(15,855)
Other, net	(16,334)	(5,884)	(505)	2,223	(614)	(20,500)	(4,780)
Operating income (loss)	$29,327	$98	$28,889	$(104,073)	$27,667	$(45,759)	$(47,419)

Adjustments to reconcile to Adjusted EBITDA:
Depreciation and amortization	$9,206	$8,899	$9,332	$9,468	$8,176	$36,905	$35,875
Impairment and other losses	161	18,839	159	77,240	875	96,399	97,113
Stock-based compensation	3,070	1,039	6,459	3,611	(1,963)	14,179	9,146
Deferred acquisition consideration	(4,600)	2,312	2,803	41,672	11,685	42,187	58,472
Distributions from non-consolidated affiliates	(14)	1,079	208	902	9	2,175	2,198
Other items, net (2)	2,416	3,895	6,208	18,725	5,485	31,244	34,313
Adjusted EBITDA	$39,566	$36,161	$54,058	$47,545	$51,934	$177,330	$189,698

Adjustments to reconcile to Covenant EBITDA:
Proforma dispositions (3)	$(124)	$—	$—	$—	$—	$(124)	$—
Severance due to eliminated positions	2,133	5,233	2,336	1,987	532	11,689	10,088
Other adjustments, net (4)	357	207	77	585	82	1,226	951
Covenant EBITDA	$41,932	$41,601	$56,471	$50,117	$52,548	$190,121	$200,737

(1) Covenant EBITDA is a measure that includes pro forma adjustments for acquisitions, one-time charges, permitted dispositions and other adjustments, as defined in the Company's Credit Agreement. Covenant EBITDA is calculated as the aggregate of operating results for the rolling last twelve months (LTM). Each quarter is presented to provide the information utilized to calculate Covenant EBITDA. Historical Covenant EBITDA may be re-casted in the current period for any proforma adjustments related to acquisitions and/or dispositions in the current period. See "Non-GAAP Financial Measures" herein.

(2) Other items, net includes items such as merger related costs, severance and other restructuring expenses. See Schedule 10 for a reconciliation of amounts.

(3) Represents Sloane EBITDA for the respective period.

(4) Other adjustments, net primarily includes one-time professional fees and costs associated with real estate consolidation.
Note: Actuals may not foot due to rounding.

SCHEDULE 6
MDC PARTNERS INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(US$ in 000s)

	March 31, 2021	December 31, 2020

ASSETS
Current Assets:
Cash and cash equivalents	$113,340	$60,757
Accounts receivable, less allowance for doubtful accounts of $4,498 and $5,473	377,670	374,892
Expenditures billable to clients	22,824	10,552
Other current assets	31,687	40,938
Total Current Assets	545,521	487,139
Fixed assets, at cost, less accumulated depreciation of $137,729 and $136,166	85,085	90,413
Right-of-use assets - operating leases	207,418	214,188
Goodwill	669,060	668,211
Other intangible assets, net	30,784	33,844
Other assets	22,845	17,517
Total Assets	$1,560,713	$1,511,312
LIABILITIES, RNCI, AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	$209,679	$168,396
Accruals and other liabilities	242,667	274,968
Advance billings	170,159	152,956
Current portion of lease liabilities - operating leases	41,229	41,208
Current portion of deferred acquisition consideration	52,156	53,730
Total Current Liabilities	715,890	691,258
Long-term debt	864,850	843,184
Long-term portion of deferred acquisition consideration	41,244	29,335
Long-term lease liabilities - operating leases	241,375	247,243
Other liabilities	77,585	82,065
Total Liabilities	1,940,944	1,893,085
Redeemable Noncontrolling Interests	25,352	27,137
Commitments, Contingencies and Guarantees
Shareholders' Deficit:
Convertible preference shares, 145,000 authorized, issued and outstanding at March 31, 2021 and December 31, 2020	152,746	152,746
Common stock and other paid-in capital	106,193	104,367
Accumulated deficit	(704,741)	(709,751)
Accumulated other comprehensive income	183	2,739
MDC Partners Inc. Shareholders' Deficit	(445,619)	(449,899)
Noncontrolling interests	40,036	40,989
Total Shareholders' Deficit	(405,583)	(408,910)
Total Liabilities, Redeemable Noncontrolling Interests and Shareholders' Deficit	$1,560,713	$1,511,312

SCHEDULE 7
MDC PARTNERS INC.
UNAUDITED SUMMARY CASH FLOW DATA
(US$ in 000s)

	Three Months Ended March 31,
	2021	2020
Net cash provided by (used in) operating activities	$47,060	$(19,955)
Net cash provided by (used in) investing activities	(7,032)	16,645
Net cash provided by financing activities	13,427	119,642
Effect of exchange rate changes on cash and cash equivalents	(872)	(2,164)
Net increase in cash and cash equivalents	$52,583	$114,168
Cash and cash equivalents at beginning of period	60,757	106,933
Cash and cash equivalents at end of period	$113,340	$221,101
Supplemental disclosures:
Cash income taxes paid	$251	$849
Cash interest paid	$317	$145

    Note: Actuals may not foot due to rounding.

SCHEDULE 8
MDC PARTNERS INC.
UNAUDITED RECONCILIATION OF COMPONENTS OF NON-GAAP MEASURES
(US$ in 000s)

	2020					2021
	Q1	Q2	Q3	Q4	YTD	Q1
NON-GAAP DISPOSITIONS, NET
Foreign exchange impact	$(248)	$—	$—	$—	$(248)	$—
Contribution to organic revenue (growth) decline (1)	(411)	—	—	—	(411)	—
Prior year revenue from dispositions (2)	(5,024)	(4,106)	(4,076)	(4,447)	(17,653)	(2,101)
Non-GAAP Dispositions	$(5,683)	$(4,106)	$(4,076)	$(4,447)	$(18,312)	$(2,101)

	2020					2021
	Q1	Q2	Q3	Q4	YTD	Q1
OTHER ITEMS, NET
Severance and other restructuring expenses	$1,334	$2,969	$3,270	$1,072	$8,645	$2,345
Merger costs	1,082	926	2,938	17,653	22,599	3,140
Total other items, net	$2,416	$3,895	$6,208	$18,725	$31,244	$5,485

	2020					2021
	Q1	Q2	Q3	Q4	YTD	Q1
CAPITAL EXPENDITURES, NET
Capital expenditures	$(1,546)	$(2,144)	$(24,187)	$(9,426)	$(37,303)	$(516)

Net revenue, primarily consisting of fees, commissions and performance incentives, represents the amount of our gross billings excluding billable expenses charged to a client. Net revenue of $270,707 (exclusive of billable expenses of $36,877) for the quarter ended March 31, 2021, declined from $274,445 (exclusive of billable expenses of $53,297) for the quarter ended March 31, 2020.

(1) Contribution to organic revenue represents the change in revenue, measured on a constant currency basis, relative to the comparable pre-acquisition period for acquired businesses that are included in the Company's organic revenue growth (decline) calculation.

(2) Prior year revenue from dispositions reflects the incremental impact on revenue for the comparable period after the Company's disposition of such disposed business, plus revenue from each business disposed of by the Company in the previous year through the twelve month anniversary of the disposition.

Note: Actuals may not foot due to rounding.